UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             --------------------

                                EMCOR GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                 29084Q-10-0
                                 (CUSIP Number)

                               Stephanie B. Mudick
                         General Counsel - Corporate Law
                                 Citigroup Inc.
                              153 East 53rd Street
                               New York, NY 10043
                                 (212) 559-1000
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                                   May 7, 1999
           (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                     -------------------
CUSIP No.  29084Q100                                         Page 2 of 17 Pages
------------------------                                     -------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Salomon Brothers Asset Management Inc
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS                               WC


--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                 [   ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER                   0
   NUMBER OF
                 ---------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER              827,260*
  BENEFICIALLY
    OWNED BY
                 ---------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER              0
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH      10   SHARED DISPOSITIVE POWER           827,260*

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON              827,260*

--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)      [   ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              7.9%*
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                IA

--------------------------------------------------------------------------------
  * Assumes conversion of certain securities held.

------------------------                                     -------------------
CUSIP No.  29084Q100                                         Page 3 of 17 Pages
------------------------                                     -------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Salomon Brothers Holding Company Inc
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS                               OO


--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                 [   ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER                   0
   NUMBER OF
                 ---------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER              827,266*
  BENEFICIALLY
    OWNED BY
                 ---------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER              0
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH      10   SHARED DISPOSITIVE POWER           827,266*

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON              827,266*

--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)      [   ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              7.9%*
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                CO

--------------------------------------------------------------------------------
  * Assumes conversion of certain securities held.

------------------------                                     -------------------
CUSIP No.  29084Q100                                         Page 4 of 17 Pages
------------------------                                     -------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Salomon Smith Barney Holdings Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS                               OO


--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                 [   ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER                   0
   NUMBER OF
                 ---------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER              933,409*
  BENEFICIALLY
    OWNED BY
                 ---------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER              0
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH      10   SHARED DISPOSITIVE POWER           933,409*

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON              933,409*

--------------------------------------------------------------------------------

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)      [   ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              9.0%*
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                HC

--------------------------------------------------------------------------------
  * Assumes conversion of certain securities held.

------------------------                                     -------------------
CUSIP No.  29084Q100                                         Page 5 of 17 Pages
------------------------                                     -------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Citigroup Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS                               OO


--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                 [   ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER                   0
   NUMBER OF
                 ---------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER              1,262,597*
  BENEFICIALLY
    OWNED BY
                 ---------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER              0
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH      10   SHARED DISPOSITIVE POWER           1,262,597*

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON              1,262,597*

--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)      [   ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              11.7%*
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                HC

--------------------------------------------------------------------------------
  * Assumes conversion of certain securities held.

Item 1.     Security and Issuer.

            This statement on Schedule 13D is being filed with respect to shares of Common Stock, $.01 par value each (the "Common Stock") of Emcor Group, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at 101 Merritt Seven Corporate Park, Norwalk, CT 06851.

Item 2.     Identity and Background.

            This statement on Schedule 13D is being filed by Salomon Brothers Asset Management Inc ("SBAM"), Salomon Brothers Holding Company Inc ("SBHC"), Salomon Smith Barney Holdings Inc. ("SSBH"), and Citigroup Inc. ("Citigroup") (together, the "Reporting Persons").

            (a), (b), (c) and (f) SBAM is a Delaware corporation. The address of its principal business office is 388 Greenwich Street, New York, NY 10013. SBAM is a registered investment adviser providing asset management services to registered investment companies, individuals and institutions.

            SBHC is a Delaware corporation and is the sole stockholder of SBAM. SBHC is a swap dealer that deals in swaps and certain OTC instruments, engages in lending and holds certain investments. The address of its principal business office is 388 Greenwich Street, New York, NY 10013.

            SSBH is a Delaware corporation and is the sole stockholder of SBHC. SSBH engages in no direct activities. The address of its principal business office is 388 Greenwich Street, New York, NY 10013.

            Citigroup is a Delaware corporation and is the sole stockholder of SSBH. The principal executive offices of Citigroup are located, and the principal business is conducted, at 153 East 53rd Street, New York, NY 10043. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through its Global Consumer, Global Corporate and Investment Bank, Asset Management, and Investment Activities segments. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

            The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of SBAM and Citigroup are set forth in Annexes A and B, which are incorporated herein by reference.

            (d) and (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Annexes A or B hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to any material judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The source of funds for the purchases of the Common Stock and Convertible Securities (as defined in Item 5 below) was working capital of SBAM and the other Citigroup subsidiaries that purchased the subject securities. The aggregate purchase prices of Common Stock purchased during the past 60 days are shown on Annex C hereto, which is incorporated herein by reference.

Item 4.     Purpose of Transaction.

            The Common Stock and Convertible Securities reported herein as beneficially owned by the Reporting Persons were purchased for investment purposes, for third party accounts or mutual funds managed by Citigroup's subsidiaries or as part of a convertible arbitrage strategy.

            The subsidiaries of Citigroup review their respective holdings of Issuer securities on a continuing basis. Depending on such evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and Convertible Securities and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), each Citigroup subsidiary may acquire other securities of the Issuer (except in contravention of Rule 13d-1(e)(2)) or sell all or a portion of its Common Stock or Convertible Securities or other securities of the Issuer, now owned or hereafter acquired. Except as otherwise described herein, the Reporting Persons, and to the best knowledge of any of the Reporting Persons, any person identified on Annexes A or B hereto, do not have any plans or proposals relating to or which would result in any of the transactions described in Items 4 (a)-(j) of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) and (b) As of May 17, 1999, SBAM may be deemed to beneficially own 827,260 shares of Common Stock, which includes 758,960 shares of Common Stock issuable upon conversion of certain convertible securities (the "Convertible Securities"), representing 7.9% of the outstanding shares of such class (based on 9,667,003 shares of Common Stock outstanding as of April 30, 1999); SBHC may be deemed to beneficially own 827,266 shares of Common Stock, which includes 758,966 shares of Common Stock issuable upon conversion of Convertible Securities, representing 7.9% of the outstanding shares of such class; SSBH, exclusively through its holding company structure, may be deemed to beneficially own 933,409 shares of Common Stock, which includes 761,709 shares of Common Stock issuable upon conversion of Convertible Securities, representing 9.0% of the outstanding shares of such class; and Citigroup, exclusively through its holding company structure, may be deemed to beneficially own 1,262,597 shares of Common Stock, which includes 1,090,897 shares of Common Stock issuable upon conversion of Convertible Securities, representing 11.7% of the outstanding shares of such class.

            Except as set forth or incorporated by reference herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the persons listed in Annexes A and B hereto, beneficially owned any Common Stock or Convertible Securities.

            (c) The dates, number of shares and prices per share for all purchases and sales of Common Stock and Convertible Securities by subsidiaries of Citigroup from March 7, 1999 through May 17, 1999 are shown on Annex C hereto, which is incorporated herein by reference. Annex C does not include purchases and sales made for third party accounts or mutual funds. All such purchases and sales of Common Stock and Convertible Securities were effected in the over-the-counter market.

            (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None of Citigroup or, to the best knowledge of Citigroup, the persons listed in Annex A or B hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer.

Item 7.     Material To Be Filed As Exhibits.

            1. Joint Filing Agreement, dated as of May 17, 1999, by and among SBAM, SBHC, SSBH and Citigroup.

                                     ANNEXES


A.    Executive Officers and Directors of Salomon Brothers Asset Management Inc.

B.    Executive Officers and Directors of Citigroup Inc.

C. Description of Purchases and Sales of Common Stock and Convertible Securities by subsidiaries of Citigroup from March 7, 1999 through May 17, 1999.

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 17, 1999
                                          SALOMON BROTHERS ASSET MANAGEMENT INC


                                          By: /s/ Howard M. Darmstadter
                                              -------------------------
                                              Name:  Howard M. Darmstadter
                                              Title:  Assistant Secretary


                                          SALOMON BROTHERS HOLDING COMPANY INC


                                          By: /s/ Howard M. Darmstadter
                                              -------------------------
                                              Name:  Howard M. Darmstadter
                                              Title:  Assistant Secretary


                                          SALOMON SMITH BARNEY HOLDINGS INC.


                                          By: /s/ Howard M. Darmstadter
                                              -------------------------
                                              Name:  Howard M. Darmstadter
                                              Title:  Assistant Secretary


                                          CITIGROUP INC.


                                          By: /s/ Marla Berman Lewitus
                                              ------------------------
                                              Name:  Marla Berman Lewitus
                                              Title:  Assistant Secretary

                                     ANNEX A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                      SALOMON BROTHERS ASSET MANAGEMENT INC

Name, Title and Citizenship    Principal Occupation and Business Address
---------------------------    -----------------------------------------

Thomas W. Brock                Chairman & Chief Executive Officer
Director & Chief Executive     Salomon Brothers Asset Management Inc
Officer (USA)                  388 Greenwich Street
                               New York, New York 10013

Vilas V. Gadkari               Vice President
Director & Vice President      Salomon Brothers Asset Management Inc
(USA)                          388 Greenwich Street
                               New York, New York 10013

James J. Lee                   Vice President
Director & Vice President      Salomon Brothers Asset Management Inc
(USA)                          388 Greenwich Street
                               New York, New York 10013

                                     ANNEX B

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CITIGROUP INC.

Name, Title and Citizenship    Principal Occupation and Business Address
---------------------------    -----------------------------------------

C. Michael Armstrong           Chairman & Chief Executive Officer
Director (USA)                 AT&T Corp.
                               295 North Maple Avenue
                               Basking Ridge, New Jersey 07920

Alain J.P. Belda               President & Chief Operations Officer
Director (Brazil)              Aluminum Company of America (Alcoa)
                               201 Isabella Street, Room 6J12
                               Pittsburgh, Pennsylvania  15212-5858

Kenneth J. Bialkin             Partner
Director (USA)                 Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                               New York, New York 10022

Kenneth T. Derr                Chairman & Chief Executive Officer
Director (USA)                 Chevron Corporation
                               575 Market Street
                               San Francisco, California 94105

John M. Deutch                 Institute Professor
Director (USA)                 Massachusetts Institute of Technology
                               77 Massachusetts Avenue, Room 6-208
                               Cambridge, Massachusetts  02139

Ann Dibble Jordan              Consultant & Former Director of Social
Director (USA)                 Services,
                               The University of Chicago Medical Center
                               2904 Benton Place, NW
                               Washington, DC 20008

Reuben Mark                    Chairman & Chief Executive Officer
Director (USA)                 Colgate-Palmolive Company
                               300 Park Avenue
                               New York, New York 10022-7499

Michael T. Masin               Vice Chairman, President-International &
Director (USA)                 Director
                               GTE Corporation
                               One Stamford Forum
                               Stamford, Connecticut 06904

Dudley C. Mecum                Managing Director
Director (USA)                 Capricorn Management
                               30 East Elm Street
                               Greenwich, Connecticut 06830

Richard D. Parsons             President
Director (USA)                 Time Warner, Inc.
                               75 Rockefeller Plaza, 29th Floor
                               New York, New York  10019

Andrall E. Pearson             Chairman & Chief Executive Officer
Director (USA)                 Tricon Global Restaurants, Inc.
                               660 Steamboat Road
                               Greenwich, Connecticut 06830

John S. Reed                   Chairman & Co-Chief Executive Officer
Director & Executive Officer   Citigroup Inc.
(USA)                          153 East 53rd Street
                               New York, New York 10043

Robert B. Shapiro              Chairman & Chief Executive Officer
Director (USA)                 Monsanto Company
                               800 North Lindbergh Blvd.
                               Mail Zone D1S
                               St. Louis, Missouri 63167

Franklin A. Thomas             Lawyer/Consultant & Former President,
Director (USA)                 The Ford Foundation
                               595 Madison Avenue, 33rd Floor
                               New York, New York  10022

Sanford I. Weill               Chairman & Co-Chief Executive Officer
Director & Executive Officer   Citigroup Inc.
(USA)                          153 East 53rd Street
                               New York, New York  10043

Edgar S. Woolard, Jr.          Former Chairman & Chief Executive Officer
Director (USA)                 E.I. du Pont de Nemours & Company
                               1007 Market Street
                               Wilmington, Delaware 19898

Arthur Zankel                  General Partner
Director (USA)                 First Manhattan Company
                               437 Madison Avenue
                               New York, New York 10022

The Honorable Gerald R. Ford   Former President of the United States
Honorary Director (USA)        Post Office Box 927
                               Rancho Mirage, California  92270

Michael A. Carpenter           Co-Chief Executive Officer
Executive Officer (USA)        Global Corporate and Investment Bank of
                               Citigroup Inc.
                               388 Greenwich Street
                               New York, New York 10013

Paul J. Collins                Vice Chairman
Executive Officer (USA)        Citigroup Inc.
                               153 East 53rd Street
                               New York, New York 10043

Edward D. Horowitz             e-Citi
Executive Officer (USA)        153 East 53rd Street
                               New York, New York  10043

Thomas W. Jones                Co -Chairman and Chief Executive Officer
Executive Officer (USA)        SSB Citi Asset Management Group
                               388 Greenwich Street
                               New York, New York 10013

Robert I. Lipp                 Co-Chief Executive Officer
Executive Officer (USA)        of Citigroup's Global Consumer Business
                               153 East 53rd Street
                               New York, New York 10043

Deryck C. Maughan              Vice Chairman
Executive Officer (Great       Citigroup Inc.
Britain)                       153 East 53rd Street
                               New York, New York  10043

Victor J. Menezes              Co-Chief Executive Officer,
Executive Officer (India)      Global Corporate and Investment Bank of
                               Citigroup Inc.
                               153 East 53rd Street
                               New York, New York 10043

Heidi G. Miller                Chief Financial Officer
Executive Officer (USA)        Citigroup Inc.
                               153 East 53rd Street
                               New York, New York 10043

Charles O. Prince, III         Co-General Counsel & Corporate Secretary
Executive Officer (USA)        Citigroup Inc.
                               153 East 53rd Street
                               New York, New York 10043

Mary Alice Taylor              Global Operations and Technology
Executive Officer (USA)        Citigroup Inc.
                               1 Court Square
                               Long Island City, New York 11120

Todd S. Thomson                Strategy & Business Development
Executive Officer (USA)        Citigroup Inc.
                               153 East 53rd Street
                               New York, New York 10043

Marc P. Weill                  Citigroup Investments
Executive Officer (USA)        153 East 53rd Street
                               New York, New York  10043

                                    ANNEX C*


            Set forth below are the purchases and sales of Convertible Securities by subsidiaries of Citigroup from March 7, 1999 through May 17, 1999. There were no purchases or sales of Common Stock by subsidiaries of Citigroup during this time period.


                             Number of
                            Convertible     Number of       Price Per
                             Securities    Convertible     Convertible
              Trade Date     Purchased+     Securities    Security (in
                                               Sold           US$)
            -------------------------------------------------------------
               5/7/99**      1,000,000                        93.50
              5/10/99**      2,000,000                        93.50

-----------------------
*    Excludes purchases and sales made for third party accounts or mutual funds.
**   Purchases and sales made as part of a convertible arbitrage strategy.
+    Each Convertible Security represents 0.0365764 shares of Common Stock.